EXHIBIT 99.4

Destin Pipeline, L.L.C.
Financial Statements
Year Ended December 31, 2016

EXHIBIT 99.4

Report of Independent Auditors

To the Management of Destin Pipeline Company, L.L.C.:

We have audited the accompanying financial statements of Destin Pipeline Company, L.L.C., which comprise the balance sheet as of December 31, 2016, and the related statements of operations, of changes in members’ equity and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Destin Pipeline Company, L.L.C. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP
Houston, TX
March 24, 2017

EXHIBIT 99.4

Destin Pipeline Company, L.L.C
Balance Sheet
December 31, 2016
(in thousands)

Assets
Current assets
Cash and cash equivalents	$16,602
Accounts receivables
Third parties	4,119
Affiliates	2,558
Prepayments and other current assets	4,090
Total current assets	27,369
Pipelines and equipments, net	251,221
Total assets	$278,590

Liabilities and members' equity
Current liabilities
Accounts payable
Third parties	$5,336
Affiliates	3,537
Deferred income
Third parties	1,998
Affiliates	1,117
Accrued real estate and property taxes	4,916
Other current liabilities	2,173
Total current liabilities	19,077

Deferred income
Third parties	31,795
Affiliates	12,786
Total liabilities	63,658

Members' equity	214,932
Total liabilities and members' equity	$278,590

The accompanying notes are on integral part of these financial statements

EXHIBIT 99.4

Destin Pipeline Company, L.L.C
Statement of Operations
For the Year Ended December, 31 2016
(in thousands)

Transportation revenue:
Third parties	$36,681
Affiliates	12,568
Total revenue	49,249

Operating expenses:
Operating and maintenance	13,787
General and administrative	3,881
Depreciation	14,600
Taxes, other than income taxes	4,262
Total operating expenses	36,530

Operating income	12,719

Other income (expenses)
Other income	3,050
Interest income	10
Interest expense	(1)
Total other income, net	3,059
Net income	$15,778

The accompanying notes are on integral part of these financial statements

EXHIBIT 99.4

Destin Pipeline Company, L.L.C.
Statements of Change in Members' Equity
Year Ended December 31, 2016
(in thousands)

	Amoco Destin Pipeline Company	Enbridge Offshore (Destin), L.L.C.	Emerald Midstream, L.L.C.	American Midstream Emerald, L.L.C	Members' Equity
Balance at January 1, 2016	166,768	83,386	—	—	250,154
Net income	5,435	5,259	643	4,441	15,778
Members' distributions	(18,107)	(16,998)	—	(15,895)	(51,000)
Transfer of members' interest on March 31, 2016	(117,560)	—	117,560	—	—
Transfer of members' interest on April 25, 2016	—	—	(118,203)	118,203	—
Balance at December 31, 2016	$36,536	$71,647	$—	$106,749	$214,932

The accompanying notes are on integral part of these financial statements

EXHIBIT 99.4

Destin Pipeline Company, L.L.C
Statements of Cash Flows
For the Year Ended December 31, 2016
(in thousands)

Operating activities
Net income	$15,778
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation expenses	14,600
Changes in operating assets and liabilities
Accounts receivable - third parties	767
Accounts receivable - affiliates	(1,144)
Prepayments and other current assets	(3,906)
Accounts payable - third parties	3,203
Accounts payable - affiliates	2,167
Accrued real estate and property taxes	91
Deferred income - third parties	189
Deferred income - affiliates	(452)
Deferred credits	(1,316)
Other current liabilities	2,173
Non-current deferred revenue - affiliate	4,051
Net cash provided by operating activities	36,201

Investing activities
Capital expenditures	(1,609)
Cash received on reimbursable projects	14,281
Net cash provided by investing activities	12,672

Financing activities
Distributions to members	(51,000)
Net cash used in financing activities	(51,000)

Net decrease in cash	(2,127)
Cash and cash equivalents - beginning of the year	18,729
Cash and cash equivalents - end of the year	$16,602

Supplemental disclosure of cash flows information
Capital expenditures in accounts payable	$232
The accompanying notes are on integral part of these financial statements

EXHIBIT 99.4

Destin Pipeline Company, L.L.C.
Notes to Financial Statements
Year Ended December, 31 2016

1. Organization and Nature of Business

Destin Pipeline Company, L.L.C. (“Destin” or the “Company”) was formed as a Delaware limited liability company on February 28, 1997 and as of December 31, 2015, its membership interests were owned by Amoco Destin Pipeline Company, L.L.C. (“Amoco Destin”) (66.7%) and Enbridge Offshore (Destin), L.L.C. (“Enbridge Destin”) (33.33%). On March 31, 2016, Amoco Destin sold membership interests totaling 49.67% to Emerald Midstream, L.L.C. (“Emerald Midstream”) and on April 25, 2016, Emerald Midstream sold its membership interest to American Midstream Emerald, L.L.C. (“Emerald”), an affiliated entity.

As Destin is a limited liability corporation, its member are not liable for the Company's debts, obligations, or liabilities, including under a judgment decree or order of a court. Contributions and distributions, as well as profits and losses, are allocated among the members on a pro-rata basis in accordance with their respective ownership interests.

Destin was formed to construct, own, and operate the Destin Pipeline System (the “System”) and any other natural gas pipeline systems approved by the members. Destin is engaged in the transportation of natural gas from various platforms in the Gulf of Mexico to various interconnections with interstate pipelines in the state of Mississippi. Destin operates in one industry segment, and its customers are shippers who transport gas from various offshore properties and from onshore receipt points to markets located downstream on one or more of the interconnecting pipelines. The System consists of pipelines with various diameters up to 36 inches in addition to compression, measurement, and platform facilities. The System was constructed in 1997 and started providing natural gas transportation service in September 1998.

Destin has no employees and receives all administrative and operating support through contractual arrangements with affiliated companies, Amoco Destin provided the Company with operations, management and administrative support pursuant to a related agreement which was in effect until October 31, 2016. On November 1, 2016, the Company entered into a new agreement with Emerald to provide the support previously provided by Amoco Destin.

2. Summary of Significant Accounting

Cash and Cash Equivalents
Cash and cash equivalents consist of cash balances and highly liquid investments that have an original maturity of three months or less when purchased.

Concentration of Credit Risk
Accounts receivable are concentrated among shippers with operations in the Gulf of Mexico and in the state of Mississippi. Management believes that concentrations of credit risk with respect to trade receivables are limited due to ongoing credit evaluations preformed on the Company’s customers. Destin limits the amount of credit extended when deemed necessary and, generally, does not require collateral.

Pipelines and Equipment

Pipelines and equipment, including transportation assets, are recorded at historical cost, less accumulated depreciation and impairment charges, if any. Transportation assets consist primarily of line pipe and equipment. Additions and improvements that expand the productive capacity or extend the useful life of the System are capitalized. Destin determines depreciation using the straight-line method over the estimated useful lives of the assets, which range from 20 to 25 years. Line fill, included in pipelines and equipment, represents natural gas acquired to commence operations of the pipeline and is valued at the lower of historical cost or net realizable value.

Impairment of Pipelines and Equipment

Destin reviews pipeline and equipment assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the

EXHIBIT 99.4

carrying amount of the asset exceeds its fair value.

Asset Retirement Obligations

Destin has certain asset retirement obligations (AROs) related to certain of its pipelines and equipment; however, it is unable to reasonably estimate the related obligations due to the uncertainty about the potential timing of the settlement dates. Such AROs will be recognized in the period in which sufficient information exists to reasonably estimate the settlement dates.

Environmental Liabilities

Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties and are presented on an undiscounted basis.

Income Taxes

Destin is treated as a pass-through entity under the provisions of the United States Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for income taxes, as Destin's results of operations and related credits and deductions for income tax purposes will be passed through to and taken into account by its members in computing their respective income taxes.

Fair Value Measurement

Destin uses fair value to measure certain of its assets and liabilities in its financial statements. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Destin categorizes the fair value of its financial assets and liabilities according to the hierarchy established by the Financial Accounting Standards Board (FASB), which prioritizes the inputs to valuation techniques used to measure fair value (described below). Destin also considers counterparty credit risk in its assessment.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Hierarchy Levels 1, 2 or 3 are terms for the priority of inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

•	Level 1 - Quoted market prices in active markets for identical assets or liabilities.

•	Level 2 - Inputs other than Level 1 inputs that are either directly or indirectly observable.

•	Level 3 - Unobservable inputs developed using estimates and assumptions developed by Destin, which reflect those that a market participant would use.

Financial Instruments

Destin's financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts of these items approximate fair value. The fair value of cash equivalents is determined based upon quoted market prices which represents a Level 1 measurement.

Revenue Recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, services are rendered and the collection of the resultant receivable is probable. Revenue for the transportation of natural gas is recognized based on volumes received into the System and delivered to the interconnect facilities in accordance with contractual terms at the time transportation services are provided. Certain customers pay in advance and, accordingly, recognition of the related revenue is deferred until services are provided.

In the course of providing transportation services to customers, Destin may receive different quantities of gas from shippers than the quantities delivered on behalf of those shippers. These transactions result in imbalances (gains and losses) that are settled in cash on an annual basis. In addition, certain imbalances may occur at interconnecting facilities when Destin delivers

EXHIBIT 99.4

more or less than what was nominated (scheduled). The settlement of these imbalances is governed by operational balancing agreements. Destin records the net amount of all third-party imbalances for each counterparty as a liability (included as deferred credits on the balance sheets) or as a receivable, if necessary. The tariff stipulates that net gains in excess of losses are reimbursed to shippers pro-rata based on their respective throughputs. In addition, pursuant to the transportation contracts, Destin collects a reservation charge when shippers do not transport a specified minimum daily quantity.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Income

From time to time, Destin enters into agreements with certain of its customers to construct facilities which will be used to provide services to those customers and in connection therewith, the customers agree to reimburse Destin for some or all of the related construction costs. Destin records the amounts received from the customers as deferred revenue which is subsequently recognized over the useful lives of the related agreements. Such amounts are included in Other income in the Statement of Operations.

3.	Related Party Transactions

Destin earned $12.6 million of revenue from performing transportation services for Amoco Destin’s affiliates during the year ended December 31, 2016. Destin had accounts receivable of $2.6 million from Amoco Destin’s affiliates, relating to transportation services and gas imbalances at December 31, 2016.

Emerald currently serves as operator of the System and provides operating, maintenance and repair, and administrative and Emerald currently serves as operator of the System and provides operating, maintenance and repair, and administrative and other services to the Company. Amoco Destin served as operator of the pipeline until October 31, 2016. Management fees paid for 2016 totaled $2 million, including $1.6 million to Amoco Destin and $0.4 million to Emerald. Additionally, Destin reimbursed Amoco Destin and Emerald and their affiliates $1.5 million and $1.8 million, respectively, for costs and expenses they incurred on behalf of the Destin. Management fees costs reimbursements are included in General and administrative expenses in the Statement of Operations. At December 31, 2016, Destin had accounts payable to Amoco Destin and Emerald of $1.6 million and $1.9 million.

4.	Pipelines and Equipment

Pipelines and equipment at December 31, 2016 consist of the following (in thousands):

Transportation assets	$519,030
Land	1,423
Right of way	18,124
Buildings and improvements	27,295
Vehicles	119
Office and data equipment	980
Assets under construction	2,022
Line fill	1,071
Pipelines and equipment	570,064
Less: Accumulated depreciation	(318,843)
Pipelines and equipment, net	251,221

Transportation assets mainly consist of pipeline construction, line pipe, fittings, and pumping equipment. Total depreciation expense was $14.6 million for the year ended December 31, 2016.

EXHIBIT 99.4

5. Regulatory Matters

The Federal Energy Regulatory Commission (FERC) has jurisdiction over Destin with respect to transportation of gas, rates and charges, construction of new facilities, extension or abandonment of service facilities, accounts and records, and certain other matters.

FERC related charges totaled $0.3 million in 2016, and are included in Administrative and general expense in the Statement of Operations.

6. Commitments and Contingencies

In the ordinary course of business, Destin is subject to various laws and regulations, including regulations of the FERC. In the opinion of management, the cost of compliance with existing laws and regulations will not materially affect the financial position or results of operations of Destin.

7. Accounting Standards Issued and Not Yet Adopted

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which amends the existing accounting guidance for revenue recognition. The update requires an entity to recognize revenue in a manner that depicts the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2015-14 was subsequently issued and deferred the effective date of ASU No. 2014-09 to annual reporting periods beginning after December 15, 2018, including interim reporting periods within that period. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal Versus Agent Considerations, as further clarification on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing as further clarification on identifying performance obligations and the licensing implementation guidance. In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, as clarifying guidance on specific narrow scope improvements and practical expedients. Destin is in the process of reviewing its various customer arrangements in order to determine the impact of adopting these updates will have on its financial statements and related disclosures and expects to complete the review in the third quarter of 2017.

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842) "Leases" which supersedes the lease recognition requirements in Accounting Standards Codification Topic 840, "Leases". Under ASU No. 2016-02 lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. ASU No. 2016-02 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements, and there are certain optional practical expedients that an entity may elect to apply. Full retrospective application is prohibited and early adoption by public entities is permitted. Destin is currently evaluating the impact this update will have on its financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 320): Classification of Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing the existing diversity of presentation and classification in the statement of cash flows. ASU No. 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal periods. Early adoption is permitted, but only if all aspects are adopted in the same period. Destin is currently evaluating the impact this update will have on its consolidated statements of cash flows and related disclosures.

8. Subsequent Events

Destin evaluated subsequent events through March 24, 2017, the date these financial statements were available to be issued.